Exhibit 3.2
AMENDMENT TO BY-LAWS
OF
INTEGRA BANK CORPORATION
Effective February 25, 2009, the Corporation’s By-Laws were amended to include a new Article XII reading as following:
“Article XII
Control Share Acquisition Statute
Effective at 12:01 a.m. on February 26, 2009, the provisions of IC 23-1-42 shall not apply to shares of the Corporation.”